

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

May 29, 2008

The Home Depot, Inc.
Attention: Francis S. Blake, Chairman and Chief Executive Officer
2455 Paces Ferry Road, N.W.
Atlanta, Georgia 30339

Re: The Home Depot, Inc.
          Definitive Proxy Statement on Schedule 14A
          Filed April 11, 2008
          File No. 000-08207

Dear Mr. Blake:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Please feel free to call us at the telephone numbers listed at the end of this letter.

Executive Compensation, page 27

Compensation Discussion and Analysis, page 27

1.   Throughout your executive compensation disclosure, you refer to both executive vice presidents and senior vice presidents, but you do not explain the differences between these classifications. If you use these or similar classifications in future filings, please explain what they mean in the context of the disclosure in which they appear.

Elements of Our Compensation Programs, page 29

2.   We note your statement on page 29 that the committee considered "several factors, including current market conditions, business results, individual performance, leadership, potential and retention in determining annual salary and bonus levels and long-term incentive awards." In future filings, please describe all of the factors the committee considered.

Annual Incentives, page 29

3.   With regard to financial performance objectives, we note that you have not disclosed the specific sales and operating profit target levels and you state on page 30 that you consider your management incentive plan financial performance objectives for fiscal year 2007 to be "confidential and competitively sensitive." In future filings please disclose these target levels or tell us why the disclosure of these objectives would result in you suffering competitive harm. In this regard, we direct your attention to Instruction 4 to Item 402(b) of Regulation S-K and note that you should address in detail both the materiality to investors of the objectives and the likelihood that the disclosure of the objectives would cause substantial harm to your competitive position. Finally, please note that we may have additional comments on whether you have met the standards for treating the information confidentially.

4.   We note your statement on page 30 that your chief executive officer recommended to your compensation committee the non-financial portion of the management incentive plan for named executive officers other than himself based on his review of such officers' individual performance for the year. In future filings, please clarify who made the compensation decisions for your chief executive officer in connection with the non-financial portion of the management incentive plan.

5.   We note your disclosure that a combination of leadership, operational, customer service and personnel goals were considered in determining the achievement of the non-financial performance objectives. In future filings, please describe in greater detail how individual roles are measured in determining annual incentives.

Long-Term Incentives, page 30

6.   We note your statement on page 30 that the "total value of awards granted is based on an overall review of both individual and corporate performance and the value of equity grants of similar officers at comparable companies." In future filings, please explain this review process in greater detail, identifying, for example, the specific items of individual and corporate performance that are considered, as well as the companies that are viewed as being "comparable" for purposes of the award determinations.

Long-Term Cash Incentive Plan, page 31

7.   We note that you have not disclosed any specific levels of earnings per share or return on invested capital that are evaluated and your statement on page 31 that you consider these measures to be "confidential and competitively sensitive." In future filings please disclose these target levels or tell us why the disclosure of these goals would result in you suffering competitive harm. In this regard, we direct your attention to Instruction 4 to Item 402(b) of Regulation S-K and note that you should address in detail both the materiality to investors of the goals and the likelihood that the disclosure of the goals would cause substantial harm to your competitive position. Finally, please note that we may have additional comments on whether you have met the standards for treating the information confidentially.

Summary Compensation Table, page 36

8.   We note that you have included in the "Bonus" column cash payments for the achievement of non-financial performance objectives under your management incentive plan for fiscal year 2007. Please tell us, with a view toward future disclosure, why you have recorded these payments in the "Bonus" rather than the "Non-Equity Incentive Plan Compensation" column.

        Please respond to these comments by providing us with a supplemental response that addresses each of our comments. Please file your supplemental response on EDGAR as a correspondence file. We may raise additional comments after we review your responses.

        To expedite our review, you may wish to provide complete packages to each of the persons named below. Each package should include a copy of your response letter and any supplemental information.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in its filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dieter King at (202) 551-3338 or Brigitte Lippmann at (202) 551-3713 with any questions.

Sincerely,

Pamela A. Long
Assistant Director